UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated May 19, 2010: Star Bulk Carriers Corp. Reports Financial Results for the First Quarter Ended March 31, 2010.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

ATHENS, GREECE,  May 19, 2010 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes,  announced today its unaudited financial and operating results for the first quarter ended March 31, 2010.

Akis Tsirigakis, President and CEO of Star Bulk commented: “We are pleased that our continued cost reduction campaign contributed to our financial results for the first quarter of 2010 being $0.02 per share better than expected. We also entered into contracts to grow and renew our fleet, taking advantage of attractive asset valuations and opportune timing. During the quarter, we entered into agreements to sell one of our oldest vessels, a 1993 Capesize and replace it with a 2000 Capesize vessel. We also placed orders for two newbuilding Capesize vessels with deliveries scheduled in late 2011. This organic fleet development was achieved without the need to dilute our investors, through own cash and senior debt, a result of our sound financial condition. All the while, we continue to reward our valued shareholders with a dividend of $0.05 per share payable on June 4, 2010.

The operating results for the first quarter of 2010 would have been improved by $34 million were it not for a non-cash item related to the sale of the Star Beta in the context of our fleet renewal strategy.

We are proud to have improved fleet utilization rate to 99.7% achieved in the first quarter 2010 reflecting the operational and commercial efficiency of our in-house management. Our exposure to market volatility remains limited. As of today we have secured $280 million of contracted revenues, with 98% of our fleet operating days in 2010 and 64% in 2011 already fixed.

Our business depends on trends and developments in the global commodities markets which have shown extraordinary resilience in challenging times which leads us to be optimistic for the prospects of dry bulk shipping.”

 George Syllantavos, Chief Financial Officer of Star Bulk commented:  “Our cost reduction efforts implemented in 2009 continue to produce results for us. In the first quarter 2010 our overall expenses decreased by 13% over the same period 2009 while our vessel operating expenses were lower by 16%. In fact, this is the third quarter in a row where a significant cost reduction takes place. Our remaining principal repayment is $36 million in 2010, $32 million in 2011 and roughly $25 million annually thereafter. As of today, our senior debt was $224 million while our cash position stood at $45 million, translating into a net debt of approximately 24% of our total assets.”

Fleet Profile (As of May 17, 2010)

Vessel Name	Type	DWT	Year Built

Star Beta (1)	Capesize	174,691	1993
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005
Total	11	931,178

Vessel to be acquired
Star Aurora (2)	Capesize	171,199	2000

Newbuildings
Vessel Name	Type	DWT	Delivery Date
Star Bulk TBN (3)	Capesize	180,000	Sept-2011
Star Bulk TBN (3)	Capesize	180,000	Nov-2011

(1)

On January 18, 2010 the Company entered into an agreement to sell the vessel Star Beta to a third party for a contracted sale price of $22.0 million and expects to deliver the vessel to the buyers in the second quarter of 2010.

(2)

On February 18, 2010 the Company entered into a definitive agreement to purchase a Capesize vessel of approximately 171,000 dwt, built in 2000 in Japan, for $42.5 million from a third party with expected delivery in the fourth quarter 2010. The Company intends to finance this vessel through a combination of company cash and bank debt. The Company also entered into a time charter agreement with Rio Tinto for the vessel for a period of about 3 years at a gross daily rate of $27,500.

(3)

On March 24 and April 6, 2010 the Company signed two contracts with the shipbuilder Hanjin to build two Capesize vessels at a price of $106.9 million in aggregate with expected delivery in September and November 2011, respectively. The Company intends to finance both newbuildings through a combination of company cash and bank debt.

First Quarter 2010 and 2009 Results

For the quarter ended March 31, 2010, total revenues amounted to $29.3 million compared to $45.1 million for the quarter ended March 31, 2009. This was mainly due to lower charter rates imposed by the market for most of our vessels and the decreased amortization of fair value of below market acquired time charters amounting to $0.3 million for the three-month period ended March 31, 2010 compared to $6.4 million for the three-month period ended March 31, 2009. Operating loss amounted to $31.5 million for the quarter ended March 31, 2010 compared to operating income of $25.2 million for the quarter ended March 31, 2009.  Net loss for the first quarter of 2010 amounted to $33.0 million or $0.54 loss per share calculated on 61,049,760 weighted average number of shares, basic and diluted. Net income for the first quarter of 2009 amounting to $22.5 million or $0.37 per basic and diluted shares calculated on 60,390,219 weighted average numbers of shares.

The first quarter of 2010 net loss figure includes the following non-cash items:

•

Impairment loss of $33.7 million or $0.55 per basic and diluted share, in connection with the sale of the vessel Star Beta, which has been classified as an asset held for sale in current assets and recorded at fair value less cost to sell.

•

Net revenue of $0.3 million or $0.01 per basic and diluted share, representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $0.8 million, or $0.01 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the 1,150,600 unvested restricted shares issued to directors and employees.

•

An unrealized loss of $0.3 million or $0.01 per basic and diluted share associated with the mark-to-market valuation of the Company's derivatives.

The first quarter of 2009 net income figure includes the following non-cash items:

•

Net revenue of $6.4 million, or $0.11 per basic and diluted share, representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

A gain of $10.9 million or $0.18 per basic and diluted share associated with the gain on the time charter agreement termination which mainly relates to the unamortized fair value of below market acquired time charter on a vessel early redelivery date.

•

Expenses of $1.5 million, or $0.02 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the 1,385,000 unvested restricted shares issued to directors and employees.

•

An unrealized loss of $2.8 million or $0.05 per basic and diluted share associated with the mark-to-market valuation of the Company's derivatives.

Adjusted EBITDA for the first quarter of 2010 and 2009 excluding the above items was $14.6 million and $27.8 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.0 and 12.0 vessels were owned and operated during the first quarter of 2010 and 2009, respectively, earning an average Time Charter Equivalent, (‘TCE”) rate per day of $25,919 and per day $35,158, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this earnings release for further information regarding our calculation of TCE rates.

Expenses, excluding the impairment loss from the sale of vessel Star Beta in the first quarter of 2010 and the loss on time charter agreement termination in the first quarter of 2009, decreased approximately 13% to $27.1 million for the three-month period ended March 31, 2010 compared to $31.1 million for the three-month period ended March 31, 2009. Vessel operating expenses also decreased approximately 16% to $5.6 million for the first quarter of 2010 compared to $6.7 million for the same period last year.  The decreases are mainly due to a more cost efficient in-house management which was fully implemented during the first quarter of 2010.

Voyage expenses consist of hire paid for chartered-in vessels, port, canal and fuel costs. There was a $1.6 million increase in voyage expenses in the first quarter of 2010 as compared to the same period of 2009. The increase is mainly due to the fact that on November 6, 2009 we chartered-in a third party vessel to serve a shipment under a COA. During the first quarter of 2010 the vessel was chartered-in for 32 days.

Depreciation expenses decreased to $11.6 million for the first quarter of 2010 from $15.7 million for the first quarter of 2009. The decrease in depreciation expense was due to the fact that our fleet was reduced from an average of 12 vessels during the first quarter of 2009, to an average of 11 during the first quarter of 2010. Furthermore, depreciation expense was further reduced due to the reclassification of the vessel Star Beta during the first quarter of 2010 as an asset held for sale.

General and administrative expenses decreased to $2.4 million for the quarter ended March 31, 2010 from $2.9 million for the quarter ended March 31, 2009, respectively.  This 15% decrease is mainly due to lower stock-based compensation expense.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the quarters ended March 31, 2010 and 2009, was $13.1 million and $24.6 million, respectively.  Net cash provided by operating activities for the quarter ended March 31, 2010 was primarily a result of recorded net loss of $33.0 million, adjusted for depreciation of $11.6 million, and an impairment loss of $33.7 million resulting from the sale of vessel Star Beta which has been classified as asset held for sale and recorded at fair value less costs to sell. Net cash provided by operating activities for the quarter ended March 31, 2009 was primarily a result of recorded net income of $22.5 million, mainly adjusted for depreciation of $15.7 million and offset by amortization of fair value of below/above market acquired time charter agreements of $6.4 million and non- cash gain on time charter agreement termination of $10.9 million.

Net cash used in investing activities for the quarters ended March 31, 2010 and 2009 was $5.9 million and $20.0 million, respectively.  Net cash used in investing activities for the quarter ended March 31, 2010, was primarily due to the 20% advance given for the vessel Star Aurora that is to be acquired during the fourth quarter of 2010, amounting to $8.5 million, offset by a decrease in restricted cash amounting to $2.6 million. For the quarter ended March 31, 2009 there was no cash used in investing activities due to the lack of acquisitions and/or sales of vessels during the period, although, there was an increase in restricted cash of $20.0 million which related to the waivers obtained for the existing loan agreements.

Net cash used in financing activities for the quarters ended March 31, 2010 and 2009 was $19.5 million and $10.1 million respectively. For the quarter ended March 31, 2010, net cash used in financing activities consisted of loan installment payments amounting to $16.3 million, cash dividend payments of $3.1 million and financing fees amounting $0.2 million. For the quarter ended March 31, 2009 net cash used in financing activities consisted of the payments of loan installments amounting to $12.0 million offset by cash provided from the Director's reinvesting their dividend of $1.9 million.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	Quarter ended	Quarter ended
	March 31, 2009	March 31, 2010
Average number of vessels(1)	12.0	11.0
Number of vessels (as of the last day of the periods reported)	12	11
Average age of operational fleet (in years) (2)	9.9	10.4
Ownership days (3)	1,080	990
Available days (4)	1,056	969
Voyage days for fleet (5)	1,037	967
Fleet utilization (6)	98.0%	99.7%
Average per-day TCE rate (7)	$35,158	25,919

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at March 31, 2009 and 2010, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	Quarter ended March 31, 2009	Quarter ended March 31, 2010

Revenues:	45,115	29,279
Expenses:
Voyage expenses	(2,306)	(3,892)
Vessel operating expenses	(6,721)	(5,622)
Drydocking expenses	(262)	(1,072)
Depreciation	(15,661)	(11,580)
Management fees	(285)	(41)
Loss on derivative instruments	(3,023)	(2,415)
General and administrative expenses	(2,863)	(2,439)
	(31,121)	(27,061)

Vessel impairment loss	-	(33,732)
Gain on time charter agreement termination	11,179	-

Operating income /(loss)	25,173	(31,514)

Interest and finance costs	(2,742)	(1,662)
Interest income	23	159
Total other expenses, net	(2,719)	(1,503)

Net income / (loss)	22,454	(33,017)

Earnings/ (loss) per share, basic and diluted	0.37	(0.54)

Weighted average number of shares outstanding, basic and dilutive	60,390,219	61,049,760

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	December 31, 2009	March 31, 2010
Cash and restricted cash	48,495	34,706
Vessel held for sale	-	21,270
Other current assets	12,333	12,914
TOTAL CURRENT ASSETS	60,828	68,890

Fixed assets, net	668,698	610,651

Restricted cash	29,920	26,020
Other non-current assets	1,195	1,274
TOTAL ASSETS	760,641	706,835

Current portion of long-term debt	59,675	51,400
Other current liabilities	11,417	9,930
TOTAL CURRENT LIABILITIES	71,092	61,330

Long-term debt	187,575	179,550
Other non-current liabilities	2,717	1,988
TOTAL LIABILITIES	261,384	242,868

STOCKHOLDERS' EQUITY	499,257	463,967

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	760,641	706,835

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	Quarter ended March 31, 2009	Quarter ended March 31, 2010

Net cash provided by operating activities	24,551	13,135

Net cash (used in) investing activities	(20,004)	(5,934)

Net cash (used in) financing activities	(10,114)	(19,535)

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, (“U.S. GAAP”), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash gain or loss related to early time charter termination and stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company’s fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Quarter ended March 31, 2009	Quarter ended March 31, 2010

Net cash provided by operating activities	24,551	13,135
Net increase/(decrease) in current assets	2,888	(1,907)
Net (increase)/decrease in operating liabilities, excluding current portion of long term debt	(2,311)	1,936
Amortization of fair value of above/below market acquired time charter agreements	6,364	335
Vessel impairment loss	-	(33,732)
Other non cash charges		(6)
Amortization of deferred finance charges	(56)	(86)
Stock – based compensation	(1,452)	(782)
Change in fair value of derivatives	(2,788)	(330)
Non-cash gain on time charter agreement termination	10,919	-
Net Interest expense	2,719	1,503
EBITDA	40,834	(19,934)
Less:
Amortization of fair value of above/below market acquired time charter agreements	(6,364)	(335)
Non-cash gain on time charter agreement termination	(10,919)	-
Plus:
Stock – based compensation	1,452	782
Vessel impairment loss	-	33,732
Change in fair value of derivatives	2,788	330
Adjusted EBITDA	27,791	14,575

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, Thursday, May 20, 2010, at 9:30 a.m., Eastern Daylight Time (EDT).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until May 27, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with definitive agreements to buy one and sell one Capesize vessel as well as to build two Capesize vessels. The total fleet consists of six Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,462,377 deadweight tons. The average age of our current operating fleet is 10.4 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Ccontacts :

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: May 19, 2010	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President